Exhibit 99.1

Diginex Grows Revenue 77%, Remains Debt-Free as Sustainability RegTech Platform Takes Shape Following Strategic Acquisitions

●	Accelerated global scaling through three strategic cross-border acquisitions, PlanA.earth GmbH (“Plan A”), Matter DK ApS (“Matter”), and The Remedy Project Limited (“The Remedy Project”), unifying regulatory compliance capabilities to serve corporate and institutional clients worldwide.

●	Appointed Lorenzo Romano as Deputy Chairman, Lubomila Jordanova as Chief Executive Officer and integrated leadership from the Company’s strategic acquisitions, advancing platform unification and global scaling and cross-selling efforts.

LONDON, August 13, 2026 (GLOBE NEWSWIRE) — Diginex Limited (NASDAQ: DGNX) (“Diginex” or the “Company”), a provider of ESG, sustainability and compliance solutions to institutional and corporate clients globally, today announced its consolidated financial and operational results for the fiscal year ended March 31, 2026 (“FY2026”).

FY2026 marked a transformative year for Diginex as the Company evolved into an integrated sustainability technology platform through the acquisition of Plan A, Matter, and The Remedy Project. These strategic additions directly complement Diginex’s existing products by expanding the platform across carbon accounting, ESG analytics, supply chain due diligence, human rights remediation and regulatory reporting, positioning the Company to better serve the growing global demand for comprehensive sustainability and compliance solutions.

As these acquisitions were completed in October 2025 (Matter) and January 2026 (Plan A and The Remedy Project), the financial results for FY2026 reflect only a few months of contribution from the acquired businesses, and do not yet capture the anticipated benefits of the acquisitions including full integration or cross-selling across the combined platform.

Fiscal Year ended March 31, 2026 Full-Year Highlights:

●	Revenues for FY2026 increased 77% to $3.6 million, driven in part by $1.2 million in partial-period post-acquisition contributions from Matter (acquired October 2025) and Plan A and The Remedy Project (both acquired January 2026).

●	Reported net loss ending FY2026 was $31.1 million, compared to a net loss of $5.2 million for the year end March 31, 2025 (“FY2025”) and $4.9 million for the year ended 31 March 2024 (“FY2024”). The Company has produced an adjusted EBITDA view of the business performance to explain the one-time, non-cash expenses that contributed to the increased loss for the year.

●	Maintained a debt-free balance sheet with zero interest-bearing debt instruments at fiscal year-end, preserving full financial flexibility by funding strategic acquisitions primarily through share issuances to drive growth while protecting liquidity.

●	Funded the business during FY2026, primarily via the exercise of two tranches of warrants issued in Diginex’s initial public offering (the “IPO Warrants”) that raised $25.4 million in gross proceeds. Three tranches of IPO Warrants remain with maturity dates in 2028 and 2029.

●	Total net assets expanded to $20.3 million on March 31, 2026, compared to $4.6 million on March 31, 2025, the increase primarily reflecting goodwill and intangible assets recognized from the completed strategic acquisitions, offset by a reclassification of the Founders Warrants from equity to liability.

●	The Company disclosed a Non-IFRS Adjusted EBITDA which management believes provides a clearer view of the operating performance of the business. The FY2026 Adjusted EBITDA loss was $13.0 million, compared to an Adjusted EBITDA loss of $5.2 million in FY2025 and $6.5 million in FY2024. This difference between the reported loss and the adjusted EBITDA reflects the exclusion of non-core business expenses: goodwill impairment of $7.0 million on the Matter transaction, share-based compensation of $5.6 million, non-employee share-based payments of $1.0 million, M&A-related costs of $3.7 million, and professional fees of $0.8 million in FY2026.

●	Implemented an on-going comprehensive post-acquisition integration strategy across newly acquired platforms to drive cross-selling commercial opportunities and capture operational cost synergies.

Key Corporate Developments and Business Highlights:

●	Strengthened Executive Leadership with the appointments of Lorenzo Romano as Deputy Chairman and Lubomila Jordanova as Chief Executive Officer, accelerating post-acquisition operational integration.

●	Matter tripled carbon data extraction automation to 80% (up from 25%), supported by multi-stage quality control, reinforcing Diginex’s strategy to build a premium, audit-ready ESG data infrastructure for institutional clients.

●	Subsequent to fiscal year-end, the Company announced a $20.0 million capital raise in August 2026, consisting of 20.0 million ordinary shares and accompanying 5-year warrants to purchase 20.0 million ordinary shares with an exercise price of $1.00 per share. The purchase price for the 20 million capital raise is expected to be received between July 28, 2026 and March 31, 2027.

Management Commentary

“Executing on our strategic priorities to build a global ESG data and intelligence leader yielded a 77% increase in full-year revenue to $3.6 million,” said Paul Ewing, Chief Financial Officer of Diginex. “While our acquisitions contributed to our reported results this year, a significant portion of our net loss was driven by non-cash and one-time M&A-related expenses rather than the underlying operating performance of our business,” explained Mr. Ewing. “As we integrate our recent acquisitions into a single, unified platform, we remain focused on driving recurring revenue growth, realizing operational synergies and building long-term shareholder value.”

“Importantly, our balance sheet remains free of any interest-bearing debt instruments, with net current assets up to $6.3 million from $4.4 million a year ago and this has been complemented by the recently announced capital raise of $20 million,” continued Mr. Ewing. “The Company also benefited during the year from the exercise of two tranches of the IPO Warrants that generated $25.4 million in gross proceeds. This financial strength provides us with the flexibility to continue investing in innovation, integrate our recent acquisitions, and execute on our long-term growth strategy.”

“As global sustainability disclosures shift from voluntary guidelines to mandatory regulation, institutional demand for audit-ready ESG data continues to accelerate,” added Lorenzo Romano, Deputy Chairman of Diginex. “With an expanded platform of capabilities assembled over the past year, our focus over the next twelve months is operational integration, delivering a unified, enterprise-grade solution that meets the strictest regulatory standards.”

FY 2026 Financial Results Overview

DIGINEX LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS

For the years ended March 31, 2024, 2025 and 2026

	Year ended	Year ended	Year ended
	March 31, 2026	March 31, 2025	March 31, 2024
	USD	USD	USD
Revenue	3,615,748	2,040,602	1,299,538
General and administrative expenses	(28,501,324)	(10,344,514)	(9,363,345)
OPERATING LOSS	(24,885,576)	(8,303,912)	(8,063,807)
Other income, gains or (losses)	(6,279,948)	3,501,200	3,753,988
Finance cost, net	(19,751)	(410,167)	(552,651)
LOSS BEFORE TAX	(31,185,275)	(5,212,879)	(4,862,470)
Income tax benefit (expense)	38,992	-	(8,917)
LOSS FOR THE YEAR	(31,146,283)	(5,212,879)	(4,871,387)
OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified subsequently to profit or loss:
Exchange gain (loss) on translation of foreign operations	55,805	30	(7,684)
TOTAL COMPREHENSIVE LOSS FOR THE YEAR	(31,090,478)	(5,212,849)	(4,879,071)

LOSS PER SHARE ATTRIBUTABLE TO THE ORDINARY EQUITY HOLDERS OF THE COMPANY
Basic loss per share	(1.20)	(0.33)	(0.51)

Diluted loss per share	(1.20)	(0.53)	(0.75)

●	For FY2026, Diginex generated total revenue of $3.6 million, compared to $2.0 million in FY2025 and $1.3 million in FY2024, driven by expanding software solution sales and post-acquisition revenue contributions.

●	Operating loss for the year was $24.9 million compared to $8.3 million in FY2025 and $8.1 million in FY2024. The operations of the acquisitions added $4.5 million to the costs base together with M&A related costs of $3.7 million coupled with a $1.0 million cost linked to the value of shares issued to the introducer of Matter, and employee share-based payments of $5.6 million.

●	Other losses in the FY2026 related to an impairment of goodwill related to the Matter acquisition. This impairment was driven by an increase in Diginex share price between signing the Share Purchase Agreement and closing the acquisition. This was not related to structural business issues.

●	Reported net loss was $31.1 million compared to a net loss of $5.2 million in FY2025 and $4.9 million in FY2024

Revenues

	For the year ended March 31,
in USD millions	2026	2025	2024

Software solutions	2.7	1.3	0.4
Advisory fees	0.3	0.7	0.9
Data Sales	0.6	-	-
Total	3.6	2.0	1.3

●	For FY2026, total revenue increased by $1.6 million, or 77%, to $3.6 million, compared to $2.0 million in FY2025. Revenue growth was driven by a combination of growth in the underlying business and contributions from recently acquired businesses.

●	Matter contributed approximately $0.6 million following its October acquisition, while Plan A also contributed approximately $0.6 million after joining Diginex in January.

●	“We are focused on building scalable, high-margin revenue streams across our software and data platforms,” said Mr. Ewing. “ Executing major commercial distribution partnerships while integrating strategic technology acquisitions allows us to expand our addressable market globally.”

General and Administrative Expenses

	For the year ended March 31,
in USD millions	2026	2025	2024

Employee benefits	13.3	4.8	5.0
M&A costs	3.7	-	-
Professional fees	2.9	2.1	0.5
IT development and maintenance support	2.4	1.5	2.1
Impairment losses recognized in respect of the trade and other receivables	1.2	0.0	0.0
Audit fees	1.1	0.4	0.6
Travel and entertainment	0.8	0.4	0.5
Investor Relations	0.5	0.1	-
Share based payments (non-employee related)	1.0	0.4	-
Amortization and depreciation	0.6	0.1	0.1
Other	1.0	0.5	0.5
	28.5	10.3	9.3

●	For FY2026, general and administrative expenses were $28.5 million, compared to $10.3 million in the prior fiscal year and $9.3 million in FY 2024. Employee benefit expense increased to $13.3 million, reflecting higher headcount following the Company’s acquisitions and $5.6 million of non-cash share-based compensation.

●	Headcount on March 31, 2026 of 114 compared to 32 on March 31, 2025. The acquisitions accounted for 79 of the 82 incremental heads.

●	M&A costs of $3.7 million were associated with legal and due diligence fees associated with the Company’s M&A strategy, no similar costs in prior years.

●	Audit fees increased due, in part, to the Company now being classified as a large accelerated filer and requiring an internal control audit. Increases are also associated with acquisitions performing PCAOB governed audits

Balance Sheet Highlights

DIGINEX LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

At March 31, 2025 and 2026

	At March 31, 2026	At March 31, 2025
	USD	USD
ASSETS
Goodwill	37,598,264	-
Intangible assets, net	6,629,865	-
Right-of-use assets	147,080	225,672
Rental deposit	-	45,463
Plant and equipment	-	-
Total non-current assets	44,375,209	271,135
Trade receivables, net	2,037,154	1,394,545
Contract assets	154,084	750
Other receivables, deposit and prepayment	1,183,733	1,066,191
Advance to Resulticks Global Companies Pte. Ltd, net	6,322,258	-
Tax recoverable	27,185	-
Restricted bank balance	383,400	399,400
Cash and cash equivalents	4,865,964	3,111,141
Total current assets	14,973,778	5,972,027
LIABILITIES
Trade payables	(3,497,580)	(200,660)
Other payables and accruals	(2,693,575)	(706,874)
Deferred revenues	(2,370,026)	(505,424)
Due to a related company	-	(34,579)
Lease liabilities, current	(156,195)	(126,808)
Total current liabilities	(8,717,376)	(1,574,345)
Deferred tax liabilities	(1,762,077)	-
Warrant liabilities	(28,553,000)	-
Lease liabilities, net of current portion	-	(110,867)
Total non-current liabilities	(30,315,077)	(110,867)
Net current assets	6,256,402	4,397,682
Net assets	20,316,534	4,557,950
EQUITY
Share Capital	11,641	1,150
Share Premium	125,397,820	25,689,436
Capital reserve	9,140,759	5,126,150
Warrant reserve	27,897,200	79,263,200
Exchange reserve	54,154	(1,651)
Share option reserve	5,466,798	1,076,345
Accumulated losses	(147,651,838)	(106,596,680)
Total equity	20,316,534	4,557,950

●	Net assets increased to $20.3 million from $4.6 million, primarily due to the recognition of both goodwill and intangibles of $44.2 million following the acquisition and the reclassification of Founders warrants from equity to liability following a modification.

●	The Company’s cash position of $4.9 million on March 31, 2026, increased from $3.1 million reported on March 31, 2025

●	$2.4 million of deferred revenue that will be recognized as revenue in FY2027

●	The balance sheet on March 31, 2026, held no interest-bearing debt instruments.

Non-IFRS Financial Measures

	For the year ended March 31,
in USD millions	2026	2025	2024

Loss for the year	(31.1	(5.2)	(4.9)
Adjustments:
Interest	-	0.4	0.6
Amortization	0.6	0.1	0.1
Tax	-	-	-
EBITDA	(30.5)	(4.7)	(4.2)
Additional Items:
Share awards/options/RSU/PSU	5.6	0.9	1.4
Impairment on goodwill	7.0	-	-
M&A related costs	3.7	-	-
Share based payments (non -employee related)	1.0	-	-
Professional fees	0.8	-	-
IPO Costs	-	1.7	-
Revaluation gains/losses	-	(3.5)	(3.7)
Finance income	(0.6)	-	-
Adjusted EBITDA	(13.0)	(5.2)	(6.5)

●	We believe Adjusted EBITA provides a clearer view of the operations of the business by adjusting for amounts that provides investors with a view of the business on a more consistent basis

●	Adjusted EBITDA loss for FY2026 of $13 million compared to $5.2 million and $6.5 million for FY 2025 and 2024 respectively

●	Adjustments include:

-	Fair value of share awards that materially exceeded prior periods and a non cash expense

-	Impairment of goodwill on the Matter transaction

-	M&A related costs that the Company did not incur in prior years

-	Share based payment in relation to the introduction of the Matter acquisition

-	One-off project based professional fees

-	Interest accrued the advance to Resulticks

“Evaluating Non-IFRS Adjusted EBITDA we believe provides a clearer picture of our core operating performance by isolating non-cash charges and one-time acquisition expenses,” stated Mr. Ewing. “Over 50% of our reported net loss represents non-cash entries and or non-recurring expenses. Stripping out these items reflects the underlying operational discipline of our business as we integrate our newly acquired platforms, capture cost synergies, and scale our recurring revenue base.”

About Diginex

Diginex Limited (NASDAQ: DGNX) (“Diginex” or the “Company”) is a London-headquartered RegTech business, providing ESG, sustainability and compliance solutions through an integrated platform trusted by global enterprises and financial institutions.

Its portfolio of products and services spans the full sustainability lifecycle, including Diginex ESG (reporting), Plan A (carbon accounting), Matter (data and investment intelligence), Lumen (supply chain risk and traceability), Apprise (worker voice), and The Remedy Project (human rights remediation), combining technology, analytics and advisory services to turn verified data into decision-ready business intelligence.

For more information, please visit the Company’s website: https://www.diginex.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. These include, but are not limited to, statements regarding the Company’s ability to maintain compliance with Nasdaq’s listing requirements, and the Company’s strategic plans. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other risk factors that may affect its future results disclosed in the Company’s Annual Report on Form 20-F filed with the SEC on August 13, 2026.

Diginex

Investor Relations

Email: ir@diginex.com

IR Contact – Europe

Jan Hutterer

Kirchhoff Consult

Phone: +49 (40) 609186-0

Email: diginex@kirchhoff.de

IR Contact – US

Jackson Lin

LLYC

Phone: +1 (646) 717-4593

Email: jian.lin@llyc.global